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Exhibit 99.3

news release	Contact: Dale Coffin Director, External Communications (416) 982-7161 dale.coffin@toronto.norfalc.com www.noranda.com

        NORANDA SUBSIDIARIES TO ACQUIRE 50%-INTEREST IN ALUMINA REFINING OPERATIONS AND RELATED BAUXITE MINING ASSETS FROM KAISER

Toronto, Ontario, May 17, 2004 — Noranda Inc. today announced that through a subsidiary of Noranda Finance of Nashville, Tennessee, it has agreed to acquire a 50%-interest in alumina refining and related bauxite mining assets from Kaiser Aluminum & Chemical Corporation plant for US$11.5 million plus certain adjustments. This acquisition will secure long-term supplies of raw materials for its New Madrid, Missouri, primary aluminum reduction facility. Century Aluminum Company is to acquire the remaining 50%-interest in the assets for an additional US$11.5 million.

Kaiser is selling the assets as part of its Chapter 11 reorganization to emerge from bankruptcy as a producer of fabricated aluminum products. The purchase is subject to bankruptcy court approval and possible auction under procedures to be approved by the bankruptcy court should qualified bids be received prior to an auction date scheduled in early July.

As a result, a company jointly owned 50/50 by subsidiaries of Century and Noranda Finance has agreed to purchase Kaiser's alumina refinery in Gramercy, Louisiana, and a second jointly-owned company will purchase Kaiser's 49%-interest in Kaiser Jamaica Bauxite Co. (KJBC), a bauxite mining partnership in Jamaica. The Government of Jamaica owns the remaining 51% share. The mining partnership supplies bauxite ore to the Gramercy facility and a third-party refinery in Texas. The refining process chemically converts bauxite into alumina, the raw material from which primary aluminum is produced.

The Gramercy refinery has the capacity to produce 1.25 million tonnes of alumina per year. Noranda and Century each purchase approximately 500,000 tonnes of alumina per year for their respective primary aluminum reduction plants in New Madrid and Hawesville, Kentucky.

The Gramercy refinery began producing alumina in 1959. Extensive portions were rebuilt and modernized between 2000 and 2002. The related mining operations of KJBC in Jamaica began in 1967 and currently have capacity to mine and process 4.5 million tonnes of bauxite per year.

Noranda operates an aluminum reduction smelter in New Madrid which produced 244,044 tonnes of metal in 2003 and employs 1,100 people. The smelter has procured substantially all of its alumina requirements from the Gramercy alumina refinery over the past several years. Both the New Madrid smelter and the Gramercy refinery are located on the Mississippi River, facilitating logistics and transportation.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Century Aluminum Company owns 615,000 metric tons of annual primary aluminum capacity. The company owns and operates plants at Hawesville, KY, Ravenswood, WV and at Grundartangi, Iceland. It also owns a 49.67-percent interest in a plant at Mt. Holly, SC. Century's corporate offices are located in Monterey, CA.

Contact:
www.noranda.com

Dale Coffin
Director, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

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  Exhibit 99.3